EX-99.d.2

Delaware Management Company

100 Independence, 610 Market Street

Philadelphia, PA 19106-2354

April 22, 2025

Delaware Group Limited-Term Government Funds

100 Independence, 610 Market Street

Philadelphia, PA 19106-2354

Re:  Expense Limitations

To whom it may concern:

By our execution of this letter agreement (the “Agreement”), intending to be legally bound hereby, Delaware Management Company, a series of Macquarie Investment Management Business Trust (the “Manager”), agrees that in order to improve the performance of the series of Delaware Group Limited-Term Government Funds set forth below (individually, a “Fund” and collectively, the Funds”), the Manager shall waive all or a portion of its investment advisory fees and/or pay/reimburse expenses (excluding any 12b-1 fees, acquired fund fees and expenses, taxes, interest, inverse floater program expenses1, short sale dividend and interest expenses, brokerage fees, certain insurance costs, and nonroutine expenses or costs, including, but not limited to, those relating to reorganizations, litigation, conducting shareholder meetings, and liquidations (collectively, the “Excluded Expenses”)) in an aggregate amount equal to the amount by which a Fund’s total annual fund operating expenses (excluding any Excluded Expenses) exceed the percentages set forth below for the period from May 1, 2025 through April 30, 2026. For purposes of this Agreement, Excluded Expenses may also include such additional costs and expenses as may be agreed upon from time to time by the Funds’ Board of Trustees and the Manager. Inverse floater program expenses include, but are not limited to, interest expense, remarketing fees, liquidity fees, and trustees’ fees from the Macquarie Tax-Free Oregon Fund’s participation in inverse floater programs where it has transferred its own bonds to a trust that issues the inverse floaters.

Fund	Class A and Institutional Class Expense Cap	Class C and Class R Expense Cap	Class R6 Expense Cap
Macquarie Limited-Term Diversified Income Fund	0.39%	0.39%	0.30%
Macquarie Tax-Free Oregon Fund	0.63%	N/A	N/A

The Manager acknowledges that it (1) shall not be entitled to collect on, or make a claim for, waived fees at any time in the future, and (2) shall not be entitled to collect on, or make a claim for, reimbursed Fund expenses at any time in the future.

Delaware Management Company, a series of
Macquarie Investment Management Business Trust

By:	/s/ Richard Salus
	Name:	Richard Salus
	Title:	Senior Vice President

1 Inverse floater program expenses are only applicable to Macquarie Tax-Free Oregon Fund.